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Women-ledMinority-ownedVegan OptionsTakeout
Red's House

Caribbean Restaurant

San Francisco, CA
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
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THE PITCH
Red's House is seeking investment to open our first location.
First LocationOperating Pop-upsGenerating RevenueRenovating Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Red's House is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

5 Dinner Passes (Good for 2 Guests) Invest $500 or more to qualify. 10 of 10 remaining

With these passes there will never be a wait when Red's opens it doors in San Francisco. There will always be a table available for our VIP, also the first 5 dinners are on us for you and a special guest.

PRIVATE EVENT WITH 40 ON US Invest $10,000 or more to qualify. 10 of 10 remaining

With this ultra exclusive pass, you may shut down the restaurant and have the staff cater directly to you and your party of up to 40 guests. We will provide dinner and drinks!

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PRESS
A Popular Pop-Up Aims to Open San Francisco's Only Full-Fledged Jamaican Restaurant

After its recent pop-up run came to an abrupt end, Red's House is looking to lay down roots in SF

Outside Lands reveals top-tier food and drink lineup for 2021 return

The San Francisco music festival returns with 85 restaurants, more than 40 wineries and 30 breweries.

25 Must-eat Bay Area Dishes for 2020

These are the most delicious dishes our critic ate last year. How many can you try?

How a bowl of braised oxtails can paint a vision of San Francisco's past and future

Oxtails have a humble origin and remain a staple in black households. For many young...

17 Essential Black-Owned Restaurants in the Bay Area

From Liberian cuisine to vegan BBQ to French-inspired fare.

Pure Fire

The Story of Red's House, One of San Francisco's Last Black-Owned Restaurants. A Journey Told Over Four Chapters.

'Reds House SF' Pops Up With Jamaican Fare At 'Joint Venture Kitchen'

This will be the third pop-up event at the recently debuted incubator kitchen.

Have we reopened too soon? Bay Area food community weighs in

While the Bay Area has slowly been allowing restaurants to reopen, the process has garnered a mixed reaction. We talked to eight diners, restaurant owners and workers to get their perspectives.

How to Support the Black Community in SF Right Now

From nonprofits and community organizations to restaurants and bookstores.

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HOW A BOWL OF BRAISED OXTAILS CAN PAINT A VISION OF SAN FRANCISCO'S PAST AND FUTURE

Oxtails at Red's House remind me of home in a city where, until now, I never thought I would find it. - Justin Phillips of The San Francisco Chronicle

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JAMAICAN POP-UP RED'S HOUSE OFFERS A VEGAN SOUP OF RED PEAS, IT'S LIKE A HUG IN A BOWL. - SOLEIL HO FOOD CRITIC

Simmered with lots of thyme and spices and served with juicy pieces of corn on the cob and hot dog-shape dumplings. The soup is blended to mimic the thickening properties of ham hocks and chicken feet.

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OUR STORY

We are More than just a mother & son duo. Together we have created the ultimate Caribbean experience here in San Francisco. Red's house is a Caribbean Institution, inspired by backyard gatherings, where "time doesn't exist as we laugh, share dishes and tell stories".

Creating dishes through experimentation that not only display creativity and depth but push the boundaries of what Caribbean food looks and tastes like.
Share the heritage art of preparing and cooking traditional Jamaican dishes with San Francisco and Beyond.
Old meets New in this heritage driven Modern Caribbean eatery
Owned and Operated by Mother & Son
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THE TEAM
Christopher Russell
Founder + Creative + Executive Chef

Currently the Chef-owner of Red's House.

My Interests have evolved and my unrelenting passion for creativity has led me to Introducing the Caribbean flavor to the Bay Area. Further, I have over ten years' experience in the sales industry, having worked my way up to Luxury sector Operations Manager. My expansive experience has prepared me for a path in the hospitality Industry.

My history of exceeding monthly, quarterly and yearly sales goals by maintaining and constantly improving the company's competitive position in the high-end luxury sector has prepared me on the business side of things.

I've established strong sales teams by educating and motivating employees through interviewing, training, coaching and team building activities. Recognized for successfully operating within a balanced budget in addition to dramatically reducing external and internal shrinkage.

•Consistently increased sales and expanded profitability in multiple store locations.

•Diverse background in the retail marketplace, selling luxury lines.

•Solid understanding of retail operations including stock procedures, buyer operations, and management

•Expertise in molding individuals at various skill levels and backgrounds into a cohesive team in order to provide excellent customer service to anchor brands in the marketplace

Despite being in a different industry, I am confident that I can bring this level of success with me to my new endeavors.

Sharon Russell
Co-Founder + Food Director

Food Director and co-founder of Red's House.

Owned and Operated a successful catering company in New York City.

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THE GOAL: TO OPEN THE FIRST AUTHENTIC
CARIBBEAN RESTAURANT IN SAN FRANCISCO

Over the last few years, Our humble pop-ups turned into a full fledged business model. I found Red's House a brick-and-mortar space, albeit in an impossible lease at 4 Embarcadero Center but COVID forced us to move, But the reviews were in and it turns out that customers liked having the ability to visit us when they had the urge for some jerk chicken or spicy pepper prawns, instead of chasing us around the bay.

Things were good, until they weren't and I found myself exiled to Daly City during the pandemic.

There's a harshness still in the air left by the cruelest winter in modern history that we've managed to miraculously survive. The effects of this global pandemic have devastated the restaurant industry and I believe it is far from over, though there is a glimmer of hope as we begin to understand the invisible enemy. This was a blessing in disguise because we built a successful takeout/delivery model that actually exceeded our expectations of what it could potentially be. We have garnered a whole new fan base that didn't know us before.

Sometimes I go for endless drives around the city, into different neighborhoods and imagine Red's House in one of these empty restaurant spaces. You would think that during a pandemic when there are "For Lease" signs on every commercial space in town that it would be easy to source one … but no.

The structural racism that we faced before the pandemic has been permanently uncovered and because people don't need to pretend anymore, I feel like we are dealing with an unprecedented amount of inequity. It's astonishing to see real agents squirm at the thought of trying to sell a Black-owned business to a landlord, thus taking over one of their crown jewels in San Francisco. I'm stuck because landlords want so much more in a COVID-19 landscape from a Black-owned business and are unwilling to budge on their stubbornness. Even with our proven track record, I feel that our skin color plays a major role in their decision. As the economy is on its deathbed, we are being offered spaces as long as we can pay exorbitant prices, six to 12 months up front, a deposit of 3x-7x rent, and key money. I understand the severity of the situation, but at least give us a chance to negotiate. Instead the first offer is usually the only and final offer. But there is a light at the end of this tunnel because we have been working with a fabulous broker and he has secured us the option of 2 spaces as long as we can raise the funds to move into the one we choose. Help us change the landscape and create something long lasting that will impact the community in a meaningful way. We are excited to be here at this moment!

The creation of something from nothing is the story of Red's House, an idea that no one took seriously at first. Now, years later, Red's House has become a survivor in a time when established restaurants and storied institutions are permanently closing all around us. It has taken years of work, sacrifice and pain. But when I read the reviews, and when I look into our customers' faces as I hand them their food, the joy that they exude makes me know that I'm doing something that affects people's lives in a positive way. Blood, sweat, burns, and many, many tears — it has been worth it!

BRINGING A NEW ISLAND FLAVOR TO THE BAY BY MERGING OLD WITH NEW TO CREATE FLAVORS THAT WILL BLOW YOUR MIND

- CHEF CHRISTOPHER

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OUR MISSION

Our mission has always been to take back control of our cultural narrative by retaining the Identity of our food and presenting it in an authentic and meaningful way.

By creating an immersive dining experience through sight, sound, smell and taste
Our goal is for you to gain an introspective appreciation for the evolution of our heritage through the dishes we share with you.
I have been trained in the heritage art of preparing and cooking traditional caribbean dishes.
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Secure lease on proposed space, Operating Capital and equipment $61,100
Mainvest Compensation $3,900
Total $65,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,280,000	$2,508,000	$2,683,560	$2,817,738	$2,902,270
Cost of Goods Sold	$520,000	$572,000	$612,040	$642,642	$661,921
Gross Profit	$1,760,000	$1,936,000	$2,071,520	$2,175,096	$2,240,349

EXPENSES

Rent	$132,000	$135,300	$138,682	$142,149	$145,702
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$614,336	$675,769	$723,072	$759,225	$782,001
Insurance	$10,000	$10,250	$10,506	$10,768	$11,037
Equipment Lease	$9,000	$9,225	$9,455	$9,691	$9,933
Repairs & Maintenance	$8,000	$8,200	$8,405	$8,615	$8,830
Legal & Professional Fees	$20,000	$20,500	$21,012	$21,537	$22,075
Marketing	$20,000	$20,500	$21,012	$21,537	$22,075
Operating Profit	$934,664	$1,043,956	$1,126,769	$1,188,652	$1,225,451

This information is provided by Red's House. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $65,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends December 3, 2021
Summary of Terms
Legal Business Name PATOIS LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1%-3.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2028
Financial Condition

Historical milestones

Red's House has been operating since Sept 2019 and has since achieved the following milestones:

Operated in San Francisco, CA

Relocated operations during the pandemic to Daly City, CA

Achieved revenue of $500,000 in 2020, Based solely on Takeout and Delivery offerings.

Took our first International Order over the phone, someone placed an order for delivery from Canada.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Red's House to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Red's House operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Red's House competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Red's House's core business or the inability to compete successfully against the with other competitors could negatively affect Red's House's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Red's House's management or vote on and/or influence any managerial decisions regarding Red's House. Furthermore, if the founders or other key personnel of Red's House were to leave Red's House or become unable to work, Red's House (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Red's House and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Red's House is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Red's House might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Red's House is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Red's House

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Red's House's financial performance or ability to continue to operate. In the event Red's House ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Red's House nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Red's House will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Red's House is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Red's House will carry some insurance, Red's House may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Red's House could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Red's House's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Red's House's management will coincide: you both want Red's House to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Red's House to act conservative to make sure they are best equipped to repay the Note obligations, while Red's House might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Red's House needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Red's House or management), which is responsible for monitoring Red's House's compliance with the law. Red's House will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Red's House is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Red's House fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Red's House, and the revenue of Red's House can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Red's House to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Red's House. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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